UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Res-Care, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
760943100
(CUSIP Number)
Joel I Greenberg, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	760943100	SCHEDULE 13D	Page	2	of	16 Pages

1	NAMES OF REPORTING PERSONS: Onex Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

PN

CUSIP No.	760943100	SCHEDULE 13D	Page	3	of	16 Pages

1	NAMES OF REPORTING PERSONS: Onex Partners GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

PN

CUSIP No.	760943100	SCHEDULE 13D	Page	4	of	16 Pages

1	NAMES OF REPORTING PERSONS: Onex Partners GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

CO

CUSIP No.	760943100	SCHEDULE 13D	Page	5	of	16 Pages

1	NAMES OF REPORTING PERSONS: Onex American Holdings II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

OO

CUSIP No.	760943100	SCHEDULE 13D	Page	6	of	16 Pages

1	NAMES OF REPORTING PERSONS: Onex US Principals LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

PN

CUSIP No.	760943100	SCHEDULE 13D	Page	7	of	16 Pages

1	NAMES OF REPORTING PERSONS: Onex American Holdings GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

OO

CUSIP No.	760943100	SCHEDULE 13D	Page	8	of	16 Pages

1	NAMES OF REPORTING PERSONS: ResCare Executive Investco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

OO

CUSIP No.	760943100	SCHEDULE 13D	Page	9	of	16 Pages

1	NAMES OF REPORTING PERSONS: Onex Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

CO

CUSIP No.	760943100	SCHEDULE 13D	Page	10	of	16 Pages

1	NAMES OF REPORTING PERSONS: Onex Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

CO

CUSIP No.	760943100	SCHEDULE 13D	Page	11	of	16 Pages

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

IN
* Gerald W. Schwartz expressly disclaims beneficial ownership of the shares of Res-Care, Inc. beneficially owned by Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex American Holdings II LLC, Onex US Principals LP, Onex American Holdings GP LLC, ResCare Executive Investco LLC and Onex Corporation.

     This Amendment No. 3 is being filed to update certain information in Items 4, 6 and 7 of the original Schedule 13D, as amended (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment No. 3. Except as amended hereby, the Schedule 13D remains in full force and effect.
     Item 4. Purpose of the Transaction.
     The disclosure in Item 4 is hereby amended and restated as follows:
     On September 6, 2010, Onex Rescare Acquisition, LLC (“Purchaser”), an affiliate of the Reporting Persons, and Res-Care, Inc. (“Issuer”) entered into an Agreement and Plan of Share Exchange (the “Exchange Agreement”) pursuant to which Purchaser has agreed to commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock, no par value of the Issuer not owned by the Reporting Persons or their affiliates (the “Shares”) at a price of $13.25 per Share. Pursuant to the Exchange Agreement, it is contemplated that following the consummation of the Tender Offer, the Issuer and Purchaser will undertake a second-step share exchange transaction in accordance with the provisions of Section 11-020 of the Kentucky Business Corporations Act (the “Share Exchange”) pursuant to which each issued and outstanding Share (other than certain excluded shares) will be exchanged for the right to receive the Offer Price (the “Transaction”). Following the Share Exchange, the Purchaser will own all of the equity of the Issuer.
     The Purchaser’s obligation to consummate the Tender Offer is subject to the condition that at least a majority of the shares not held by the Reporting Persons or their affiliates or by the Rollover Shareholders described in Item 6 shall have been validly tendered and not properly withdrawn, as well as other customary conditions, including receipt of regulatory approvals.
     The Exchange Agreement has been attached hereto as Exhibit 2.1. The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement.
     Purchaser is acquiring the Shares for investment purposes and to exert control over the management of the Issuer. Purchaser intends to cause the Issuer to de-list from The NASDAQ Global Select Market (“NASDAQ”). Additionally, registration of the Shares under the Securities Exchange Act of 1934 may be terminated upon application of Issuer to the Securities and Exchange Commission.
     Except as set forth above, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The disclosure in Item 6 is hereby amended and supplemented by adding the following after the final paragraph thereof:
     Ralph G. Gronefeld, Jr., Patrick G. Kelley, David W. Miles, Nina P. Seigle, Michael Reibel, Nelda Taylor, David Waskey, George Watts, Steve Brunet, Jane Steur, Richard Myers, Richard L. Tinsley and David Rhodes (the “Rollover Shareholders”) have agreed that, if the Transaction occurs, they will transfer Shares held by them to Purchaser in exchange for equity interests in Purchaser, with such Shares valued at the price per Share paid by Purchaser in the Transaction. A copy of the form of commitment letter signed by each of these persons has been filed as Exhibit 2.2 to this Amendment No. 3 to the Schedule 13D. The foregoing description of the commitment letters does not purport to be complete and is qualified in its entirety by reference to the form attached hereto.
     On September 6, 2010, the Issuer, Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and Rescare Executive Investco LLC (the “Onex Shareholders”) entered into a Voting Agreement (the “Voting Agreement”) pursuant to which the Onex Shareholders agreed to vote the shares of the Company’s common stock and series A convertible preferred stock held by them (the

“Voting Agreement Shares”) (i) in favor of adopting the Exchange Agreement or (ii) in favor of approving the definitive acquisition agreement between the Company and a third party relating to a “superior proposal” under the Exchange Agreement, subject to certain requirements and conditions including that the Company shall have paid the applicable break-up fee to Purchaser in accordance with the Exchange Agreement. In addition, pursuant to the Voting Agreement, the Onex Shareholders have agreed not to transfer the Voting Agreement Shares other than pursuant to a tender offer or sale under Rule 144 promulgated under the Securities Act of 1933. The Voting Agreement will terminate if the Exchange Agreement terminates, unless within five business days thereafter the Issuer enters into the definitive agreement for the “superior proposal.” A copy of the Voting Agreement has been filed as Exhibit 2.3 to this Amendment No. 3 to the Schedule 13D. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement.
     Item 7. Material to be Filed as Exhibits.

1*	—	Joint Filing Agreement

2.1	—	Agreement and Plan of Share Exchange, made as of September 6, 2010 between Purchaser and Issuer

2.2	—	Form of Commitment Letter

2.3	—	Voting Agreement, dated September 6, 2010, by and among Res-Care, Inc., Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and Rescare Executive Investco LLC

2.4*	—	Proposal Letter, dated August 14, 2010, from Onex Corporation to the board of directors of ResCare, Inc.

2.5*	—	Preferred Stock Purchase Agreement, dated as of March 10, 2004, by and among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and Rescare Executive Investco LLC

2.6*	—	First Amendment to Preferred Stock Purchase Agreement, dated as of May 20, 2004

3*	—	Articles of Amendment to the Articles of Incorporation of Res-Care, Inc., dated June 23, 2004

4*	—	Registration Rights Agreement among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC

5.1*	—	Stock Purchase Agreement, dated as of March 10, 2004, by and among Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP, ResCare Executive Investco LLC and the selling shareholders named therein

5.2*	—	Shareholder Voting Agreement, dated as of June 23, 2004, between Ronald G. Geary and Onex Partners LP

5.3*	—	Proxy, dated June 23, 2004, from Ronald G. Geary to Robert M. Le Blanc on behalf of Onex Partners GP, Inc.

7*	—	Power of Attorney

*	Previously filed.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: September 7, 2010

ONEX PARTNERS LP
By:	ONEX PARTNERS GP LP, its General Partner

By:	ONEX PARTNERS MANAGER LP, its Agent

By:	ONEX PARTNERS MANAGER GP ULC.,
its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Vice President

ONEX PARTNERS GP LP
By:	ONEX PARTNERS GP INC., its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

ONEX PARTNERS GP INC.
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

ONEX AMERICAN HOLDINGS II LLC
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

ONEX US PRINCIPALS LP
By:	ONEX AMERICAN HOLDINGS GP LLC,
its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Representative

ONEX AMERICAN HOLDINGS GP LLC
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

RESCARE EXECUTIVE INVESTCO LLC
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

By:	/s/ Donald F. West
	Name:	Donald F. West
	Title:	Director

ONEX CAPITAL CORPORATION
By:	/s/ Andrea E. Daly
	Name:	Andrea E. Daly
	Title:	Secretary

ONEX CORPORATION
By:	/s/ Andrea E. Daly
	Name:	Andrea E. Daly
	Title:	Vice President

GERALD W. SCHWARTZ
By:	/s/ Donald W. Lewtas
	Name:	Donald W. Lewtas
	Title:	Authorized Signatory for Gerald W. Schwartz